Mail Stop 3561

September 28, 2006

Mr. Gil Hochboim
Chief Financial Officer
G. Willi-Food International Ltd.
3 Nahal Snir Street
Northern Industrial Zone
Yavne, 81224, Israel

       Re: **G. Willi-Food International Ltd.**
            Form 20-F for Fiscal Year Ended December 31, 2005
            Filed May 31, 2006
            File No. 0-29256

Dear Mr. Hochboim:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                Sincerely,

                Michael Moran
                Branch Chief